Exhibit 4.3

RADIAN GROUP INC.

1500 Market Street

Philadelphia, Pennsylvania 19102

March 19, 2019

COMPUTERSHARE LIMITED

480 Washington Boulevard

Jersey City, NJ 07310

Attention: Courtney Lamb

Re: Notice of Occurrence of Expiration Date under the Tax Benefit Preservation Agreement

Dear Ms. Lamb:

Please refer to the Amended and Restated Tax Benefit Preservation Agreement, dated as of February 12, 2010, between Radian Group Inc. (the “Company”) and The Bank of New York Mellon (the “Rights Agent”), as amended as of May 3, 2010 (the “Agreement”). Capitalized terms used herein not otherwise defined are given the meanings attributed to them in the Agreement.

Under Section 7(a) of the Agreement, (i) the Expiration Date of the Rights is to occur at such time as the Board determines that a limitation on the use of the Tax Benefits under Section 382 would no longer be material to the Company, and (ii) the Company is obligated to promptly notify the Rights Agent in writing upon the occurrence of the Expiration Date.

On March 19, 2019, the Board determined by resolution that a limitation on the use of the Tax Benefits under Section 382 is no longer material to the Company. This letter serves as notice as required under Section 7(a) of the Agreement that the Expiration Date of the Rights has occurred. The Company hereby requests your acknowledgment and acceptance of this notice.

Thank you in advance for your prompt attention to this matter.

Very truly yours,

RADIAN GROUP INC.

By:	/s/ Edward J. Hoffman
Name:	Edward J. Hoffman
Title:	General Counsel and Corporate Secretary

cc:	COMPUTERSHARE LIMITED

480 Washington Boulevard

Jersey City, NJ 07310

Attention: Legal Department